VNET Group, Inc.

Guanjie Building Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District, Beijing, 100016

People’s Republic of China

January 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Eddie Kim
Mr. Perry Hindin

Re:	VNET Group, Inc. (the “Company”)
Responses to the Staff’s Comment Letter Dated January 5, 2024
File No. 005-86326

Dear Mr. Kim and Mr. Hindin

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 5, 2024 (the “Comment Letter”) on Schedule TO-I (File No. 005-86326) publicly filed with the Commission on December 28, 2023 (the “Schedule TO-I”). The Schedule TO-I was filed for the purposes of the Company’s compliance with its contractual obligation under the Indenture to repurchase for cash, at the option of the Holders, on February 1, 2024 (the “Repurchase Date”), all of such Holders’ Notes, or any portion thereof that is an integral multiple of US$1,000 principal amount, subject to the terms and conditions of the Indenture (the “Repurchase”). The Staff’s comments in the Comment Letter are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Schedule TO-I.

Schedule TO-I filed December 28, 2023 (File No. 005-86326)

Summary Term Sheet, page 1

1.	On page 2 and 5 of the Notice, we note your disclosure that the Company “plans to use its own funds and proceeds from financing and/or refinancing activities to pay the Repurchase Price for the Notes” (emphasis added). Please revise to explain the relevant “financing and/or refinancing activities” and briefly describe any plans or arrangements to repay any resulting debt obligations. Refer to Item 1007(d)(2) of Regulation M-A. For example, please delineate, if any, the portion of the funds you will use to repurchase the Notes that derives from the November 2023 Investment Agreement as opposed to cash on hand, given your disclosure on page 11 that “[t]he proceeds from the issuance of the Purchased Shares will be used to repay or redeem the Company’s existing debts, including the Notes.” Additionally, provide any relevant agreement as an exhibit to the Schedule TO as required by Item 12 of Schedule TO and Item 1016 of Regulation M-A.

The Company respectfully submits that the Company currently plans to fund the Repurchase Price for the Notes with (i) proceeds derived from the Investment Agreement entered into with the Investors on November 16, 2023, which closed on December 28, 2023, in an aggregate amount of US$299 million, all of which will be used to pay the Repurchase Price for the Notes and (ii) proceeds that may be derived from other potential financing activities currently under discussion (the “Potential Financing”). The Company is actively discussing with several potential equity and/or debt investors with the goal of procuring funds prior to the Repurchase Date. To the extent any Potential Financing cannot be consummated prior to the Repurchase Date, the Company will fund the remaining portion of the Repurchase Price with its own funds. With respect to the Potential Financing, no definitive agreement has been entered into as of the date of this letter. In the event that any definitive agreement with respect to the Potential Financing is entered into, the Company will file such agreement(s) as amendment(s) to the Schedule TO-I as required by Item 12 of Schedule TO-I and Item 1016 of Regulation M-A. With respect to the Investment Agreement, the Company has filed with the Schedule TO-I the Investment Agreement, all definitive agreements related to the Investment Agreement and the relevant press release.

To the extent that any Potential Financing results in any debt obligations, the Company plans to satisfy such debt obligations with (i) cash generated from its operating activities and/or (ii) proceeds generated from its financing activities, including but not limited to equity fundraising, debt financing/refinancing and potential assets sale. The Company believes that there is no need to amend the Repurchase Right Notice to reflect this because Holders’ Repurchase Right is independent of, and will not be affected by, any plans or arrangements of the Company to repay such resulting debt obligations.

The Company proposes to file an amendment to the Schedule TO-I to amend and restate in its entirety “How will the Company fund the repurchase of the Notes” on page 2 of the Repurchase Right Notice and “Source of Funds” on page 5 of the Repurchase Right Notice in the Amendment No. 1 as follows (with changes in response to the Staff’s comment shown in underlines):

“How will the Company fund the purchase of the Notes?

The Company plans to use proceeds from the Investment Agreement with SDHG and proceeds that may be derived from other potential financing activities to pay the Repurchase Price for the Notes. The Company has successfully secured an aggregate amount of US$299 million from the Investment Agreement with SDHG, all of which will be used to pay the Repurchase Price for the Notes, and is actively working with several other potential equity and/or debt investors to secure additional funds to pay the remaining portion of the Repurchase Price prior to the Repurchase Date. To the extent any such potential financing activities cannot be consummated prior to the Repurchase Date, the Company will fund the remaining portion of the Repurchase Price with its own funds. (Page 5)”

“2.4 Source of Funds. If the Repurchase Right is exercised for any Notes, the Company plans to use proceeds from the Investment Agreement with SDHG and proceeds that may be derived from other potential financing activities to pay the Repurchase Price for the Notes. The Company has successfully secured an aggregate amount of US$299 million from the Investment Agreement with SDHG, all of which will be used to pay the Repurchase Price for the Notes, and is actively working with several other potential equity and/or debt investors to secure additional funds to pay the remaining portion of the Repurchase Price prior to the Repurchase Date. To the extent any such potential financing activities cannot be consummated prior to the Repurchase Date, the Company will fund the remaining portion of the Repurchase Price with its own funds.”

2.	Your disclosure on page 2 of the Notice indicates, among other things, that a Holder will be able to convert their Notes "at any time prior to the close of business on Thursday, July 31, 2025.” Please revise to clarify whether, before the expiration of this tender offer, Holders may convert their Notes into cash consideration outside of this tender offer, and whether the Company will pay such cash consideration before expiration of the tender offer. Additionally, please advise on whether such repurchase would be consistent with Rules 13e-4(f)(6) and 14e-5.

The Company respectfully submits that the Notes are currently not convertible because the conditions to conversion described in Section 14.01(b) of the Indenture have not been satisfied. The Company believes that, based on the information known to it as of the date of this letter, such conditions are unlikely to be satisfied prior to the Repurchase Expiration Time, meaning that Holders would not be permitted to convert their Notes prior to the Repurchase Expiration Time.

Furthermore, even if the conditions to conversion were satisfied, it is unlikely that any Holders would elect to convert their Notes because, based on current market prices, the consideration Holders would receive upon conversion would be significantly lower than the Repurchase Price. As of December 28, 2023, the date of the Repurchase Right Notice, the closing price per ADS of the Company’s ADSs was US$2.82 per ADS, while the conversion price of the Notes is approximately US$54.47 per ADS. Based on this closing price (assuming the same price applied during the period used to calculate the conversion consideration), the value of the consideration Holders would receive if they were to exercise their conversion right would be approximately US$51.77. By contrast, Holders who tender in the Repurchase are entitled to receive US$1,000 per US$1,000 principal amount of Notes tendered.

Even if Holders were permitted to, and elected to, convert their Notes, and the Company’s performance of its contractual obligation to effect conversions of the Notes is deemed a purchase of the applicable Notes for cash, the Company respectfully submits that any such purchase would not violate Rule 14e-5 or Rule 13e-4(f)(6) because such purchase would not be consummated while the Repurchase is pending (the relevant period for Rule 14e-5) nor during the ten business day period following the expiration of the Repurchase (the relevant period for Rule 13e-4(f)(6)). Pursuant to the terms of the Indenture, if the Company elects to pay cash for any Notes converted prior to the Repurchase Expiration Time, any settlement of such conversion would occur subsequent to the tenth business day after the Repurchase Expiration Time. Pursuant to the Indenture, if the Company elects to pay cash upon conversion, the amount of such cash will be determined over the 40 consecutive Trading Day (as defined in the Indenture) period beginning on the third Trading Day immediately succeeding such date on which a converting Holder provides a notice of conversion. Assuming a notice of conversion were delivered on the Repurchase Open Time (January 2, 2024), and the Company elects to deliver cash in satisfaction of its conversion obligations, the earliest settlement of such a conversion would be March 6, 2024, which is after the tenth business day following the Repurchase Expiration Time (January 30, 2024).

Finally, the Company believes that the policy considerations behind Rule 14e-5 are not inconsistent with any settlement in cash. As stated in Rule 14e-5(a), the prohibition of purchases outside the tender offer is intended “as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities.” The Company respectfully submits that an exercise by a Holder of its contractual conversion right with respect to the Notes and the Company’s corresponding settlement would not result in any of the abuses that Rule 14e-5 (or the parallel provision in Rule 13e-4(f)(6)) was intended to prohibit. The Repurchase Price for the Notes in the Repurchase is fixed pursuant to the terms of the Indenture. In addition, the Indenture also prescribes the value of the consideration to be delivered in a settlement involving cash pursuant to Holders’ conversion right, which value is based on the volume-weighted average price of the Company’s ADSs during an observation period of 40 consecutive Trading Days that commences after a Holder elects to convert its Notes. Accordingly, at the time of any Holder’s conversion election, including elections that occur during the pendency of the Repurchase, neither the Company nor the Holder knows the value of the consideration to be delivered upon the settlement. Moreover, the Company is unable to affect the timing or probability of a Holder’s conversion decision. Thus, the Company respectfully submits that an exercise by a Holder of the conversion right, which is a contractual provision of the Notes, would not result in any of the potential abuses that Rules 13e-4(f)(6) and 14e-5 were intended to prohibit. Holders’ conversion right and the Repurchase Right are standard terms that have been included in convertible debt instruments for many years to benefit Holders. The terms of these provisions are set at the time of issuance of the debt securities and, the Company respectfully submits, are entirely consistent with the investor protection goals underpinning Rules 14e-5 and 13e-4(f)(6).

The Company believes that there is no need to amend the Repurchase Right Notice to reflect this because Holders’ conversion rights are independent of, and will not be affected by, the Repurchase.

3.	See comment above. We also note your disclosure on page 6 under subsection “Redemption,” that, under certain circumstances, “on or after February 6, 2024 . . . the Company may redeem for cash all or any portion of the Notes.” Given that the tender offer is to expire on January 30, 2024, please advise on the Company’s current intention, if any, with respect to such redemption prior to the expiration of 10 business days after the date of termination of the tender offer and how such redemption would be consistent with Rule 13e-4(f)(6).

The optional redemption right referred to in the Comment Letter is only applicable if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 Trading Days (whether or not consecutive) during the period of 30 consecutive Trading Days ending on, and including the Trading Day immediately prior to the date on which the Company provides a notice of redemption and (ii) the Trading Day immediately preceding the date the Company sends such notice. As noted above, the current market price per ADS of the Company’s ADSs is significantly lower than the conversion price of the Notes, so this right is not currently available to the Company. Even if the Company were permitted to exercise such right, the Company is required to give Holders at least 50 Scheduled Trading Days’ (as defined in the Indenture) notice prior to the redemption date, which means (given that the Company has not delivered and is not currently permitted to deliver a redemption notice) that the redemption date could not occur prior to the expiration of ten business days after the date of termination of the Repurchase.

*                *                *

If you have any questions regarding this submission, please contact the Company’s U.S. counsel James C. Lin or Gerhard Radtke of Davis Polk & Wardwell by phone, at +852-2533-3368 or via e-mail at james.lin@davispolk.com for Mr. Lin, or by phone, at +852-2533-3363 or via e-mail at gerhard.radtke@davispolk.com for Mr. Radtke.

Very truly yours,

/s/ Qiyu Wang
Qiyu Wang
Chief Financial Officer

cc:	James C. Lin, Esq.

Gerhard Radtke, Esq.

Davis Polk & Wardwell